Mail Stop 6010

February 20, 2008

Bradley C. Holt
Chief Executive Officer
NP Capital Corp
818 A1A North, Suite 201
Ponte Vedra, FL 32082

> **Re: NP Capital Corp.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed February 1, 2008**
> **File No. 333-148155**

Dear Mr. Holt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 4

1.   We note your deletion of the word "development" in your Prospectus Summary. Throughout your document, however, you continue to indicate that you will develop products. Expand the summary to more specifically describe for investors your current plans. For example, it appears that the development and maintenance of solar parks would require a significant level of expertise and capital that is not currently available to you.

Bradley C. Holt
NP Capital Corp.
February 20, 2008
Page 2

Description of Private Placements, page 4

2.   Please clarify to state, if true, that the shares that are being registered for resale
        were issued or underlie warrants that were issued in the private placements
        described under the caption.

Risk Factors, page 5

3.   While you have made some changes in response to comment 7, please continue to
        revise risk factors so they accurately reflect the current status of your business.
        Please clearly disclose that you currently have no customers, suppliers, or
        products to sell.

Management's Discussion and Analysis, page 20
Company Description and Overview, page 20

4.   With regard to the note, disclose more specifically the repayment terms and
        whether any payments were made to NP Capital since March 2007, when it was
        sold to a company controlled by Paul Cox.

Liquidity and Capital Resources, page 23

5.   Please explain the basis for your statement that your current cash reserves will
        allow you to maintain operations through October 31, 2008, when your expected
        cash requirements will be approximately $1.75 million.

6.   We note the statement in the last paragraph regarding your intent "through the
        year" to add staff and your statement that staff increases will precede revenue
        generation. Reconcile those statements with your disclosure on page 25 that you
        believe you will begin generating revenue "in the spring of 2008."

Recent Financings & Events, page 23

7.   Please disclose, if true, that your agreement with Bangkok Solar is for a trial
        period of 12 months. Also, in an appropriate location in the Business section,
        describe the material terms of this agreement, when Bangkok Solar anticipates

Bradley C. Holt
NP Capital Corp.
February 20, 2008
Page 3

> receiving UL approval, and why the agreement is "subject to due diligence and legal review."

Business, page 25
Overview, page 25

8.   Please provide more specific information regarding your belief that you will begin generating revenues in the spring of 2008.

9.   You indicate that you will fund your working capital requirements so that you may begin generating revenues by spring of 2008 by selling your stock. Please reconcile this with your disclosure on page 23, which seems to state that your cash reserves will allow you to maintain operation through October 31, 2008. Also, discuss what impact this registration of shares for resale by existing holders could have on your ability to also sell shares.

Solar Park Design and Development, page 27

10.   Disclose whether you currently have the level of technical expertise to provide the engineering and construction management services and the amount of capital you believe would be necessary for you to enter this business line.

Directors and Executive Officers, page 29

11.   Please update this section to include biographical information for Ms. Christensen and Ms. Jones. Also include them in the security ownership by management table on page 32.

Director & Officer Compensation, page 30

12.   Please disclose the vesting schedule for the 250,000 shares of restricted stock issued to Mr. Surette.

Executive Compensation, page 31

13.   Expand to include the compensation table required by Item 402 of Regulation S-K that discloses all compensation, including stock and consulting fees, paid to your CEO during your latest fiscal year.

Certain Relationships and Related Transactions, page 31

14.   Please disclose when the 1,800,000 shares to Messrs. Dodak, Fann, and Cox as well as the 1,800,000 shares to Mr. Holt were issued.

15.   As previously requested, please disclose:
    •   the individual percentage ownership of Messrs. Dodak, Fann, and Cox in Envortus in 2006; and
    •   the interest on the note paid to date.

16.   You state on page 31 that the remaining note is for $68,100. Please reconcile this with the Promissory Note in exhibit 4.1, which is for $97,500. We note that the $68,100 amount you reference applies, according to Schedule C of exhibit 4.2, if the Note is paid within 90 days, which did not happen.

Selling Stockholders, page 35

17.   Please revise footnote (1) to clarify, if true, that the "Total Shares Registered Pursuant to this Offering" reflects shares outstanding and shares underlying warrants. Explain why you include a reference in the footnote to "secured convertible notes."

Report of Independent Registered Public Accounting Firm, page F-1

18.   Please have your auditor revise his report to refer to the restatement referred to on page F-10. See AU 561.06a for guidance. Also please tell us their consideration of dual dating their audit report.

Balance Sheets, page F-2

19.   Please refer to prior comment 27. Revise to clearly disclose the "accumulated deficit" as "deficit accumulated during the development stage" to comply with

paragraph 11(a) of SFAS 7. Please also apply this comment to the balance sheet on page F-11.

20.   In this regard, we note that the stockholders' equity portion of the balance sheet does not agree to the restated financial information presented in Note 10 on page F-10. Please revise the balance sheet to conform. We will review the restated information when it is properly reflected in your financial statements. Please also apply this comment to your balance sheet on page F-11 as it does not agree to Note 10 on page F-20.

Statements of Operations, page F-3

21.   We note that the statement of operations for the periods "since inception to July 31, 2006" and "since inception to July 31, 2007" do not agree to the restated financial information presented in Note 10 on page F-10. Please revise the statement of operations to conform. Please also apply this comment to your statement of operation on page F-12 as it does not agree to Note 10 on page F-20.

Statement of Stockholders' Equity, page F-4

22.   We see that there are various mathematical and typographical errors presented in this statement. Please revise the statement to be mathematically accurate and to conform to the restated financial information included in Note 10 on page F-10. Also apply this comment to page F-13 as total stockholders equity at July 31, 2006 is not mathematically accurate.

Statements of Cash Flows, page F-5

23.   We note that you have restated your statements of operations for the periods of inception to July 31, 2006 and inception to July 31, 2007. Please revise the statement of cash flows for these periods to conform to the restated net loss presented in Note 10 on page F-10.

Note 10. Restatement, page F-10

24.   Please revise the filing to disclose the impact of the restatement on your statements of cash flows.

Statement of Stockholders' Equity, page F-13

25.   Please refer to prior comment 28. We note your response to our comment and revision to page F-4. However, please revise to provide details of the date of each share issuance and the basis for assigning amounts for each issuance of non-cash

consideration as required by paragraph 11(d) of SFAS 7 consistent with the revisions made to page F-4.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Kuhar at (202) 551-3662 or Branch Chief Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: Gregory Sichenzia, Esq.
        Sichenzia Ross Friedman Ference LLP